Exhibit 99.7

CARDIOME PHARMA CORP .

Cardiome Pharma Corp. is a product-focused cardiovascular drug development company with two clinical drug programs focused on atrial arrhythmia (intravenous and oral dosing), and a pre-clinical program directed at improving cardiovascular function.

Vernakalant (iv) is the intravenous formulation of an investigational drug being evaluated for the acute conversion of atrial fibrillation (AF). Positive top-line results from two pivotal Phase 3 trials for vernakalant (iv), called ACT 1 and ACT 3, were released in December 2004 and September 2005. An additional Phase 3 study evaluating patients with post-operative atrial arrhythmia, called ACT 2, and an open-label safety study evaluating recent-onset AF patients, called ACT 4, are ongoing. Cardiome’s co-development partner Astellas Pharma US, Inc. submitted a New Drug Application for vernakalant (iv) in December 2006.

Vernakalant (oral) is being investigated as a chronic-use oral drug for the maintenance of normal heart rhythm following termination of AF. Cardiome announced positive results from a Phase 2a pilot study for vernakalant (oral) in September 2006.

Cardiome is traded on the Toronto Stock Exchange (COM) and the NASDAQ National Market (CRME).

OUR LEAD PRODUCT CANDIDATE, VERNAKALANT (IV), IS ADVANCING TO COMMERCIALIZATION

- The New Drug Application for vernakalant (iv) for the acute conversion of atrial fibrillation was filed in December 2006 and accepted for review by the U.S. Food & Drug Administration in February 2007.
- Vernakalant (iv) is a tangible near-term commercial opportunity for Cardiome, and we await the FDA decision in late 2007.

FLIP OFF
CARDIOME

1

OUR CLINICAL PROGRAM FOR VERNAKALANT (ORAL) IS AT A KEY STAGE IN THE VALUE-CREATION PROCESS

- Building on our success with the vernakalant (iv) program, the oral formulation of vernakalant successfully completed a Phase 2a study in 2006, and we look forward to results from the Phase 2b trial underway in 2007.
- Vernakalant (oral) represents a very large market opportunity 100%-owned by Cardiome, and we are committed to moving this program rapidly forward.

2

OUR FINANCIAL STRENGTH SUPPORTS FUTURE GROWTH AND OPPORTUNITY

- Our financial flexibility allows us to continue to aggressively advance our existing programs while pursuing new strategic opportunities to enhance our drug development pipeline and drive shareholder value.

TO OUR SHAREHOLDERS

It is my pleasure to provide you with the following update on Cardiome’s progress over the past fiscal year.

We started 2006 with a strategic promotion within our management group with the appointment of Doug Janzen as President and Chief Business Officer. I cannot overstate the contribution Doug has made to this organization, and in his new role Doug has extended his involvement and contributed his expertise across all areas of the firm. Following Doug’s promotion, we appointed Curt Sikorsky as our Chief Financial Officer, another great addition to the team. Curt has an extensive financial and transaction background, and he has proven himself invaluable in assisting our transformation to a much larger enterprise. Finally, subsequent to year-end, we announced the promotion of Don McAfee to Chief Scientific Officer, the transition of Alan Ezrin to a valued consultant and the appointment of Karim Lalji as Senior Vice President, Commercial Affairs. With these appointments and the many other dedicated employees we have added over the past year, I continue to be excited by the depth and breadth of knowledge and experience we now have at our disposal.

Our regulatory experience with the vernakalant (iv) development program consisted of a year of highs, then lows, then highs once again. Early in the year, we announced the filing of a New Drug Application (NDA) with the FDA for vernakalant (iv) by our North American partner, Astellas Pharma US, Inc. An NDA is the final major step when seeking regulatory approval to market a drug, and the submission constituted an immense and complex series of documents and databases incorporating all clinical and pre-clinical work associated with the vernakalant (iv) development program. We were all shocked and dismayed in May when the FDA issued our partner Astellas a Refusal To File (RTF) for the NDA, citing inconsistencies and omissions in the submission that precluded its advancement into clinical review. Despite this setback, I was proud to see our management, clinical and regulatory groups immediately rally together and tackle the challenge head-on. What followed was an extended period of intense review and revision of the NDA by the Cardiome team, our partners at Astellas and outside consultants, culminating with the re-submission of a new and improved NDA at the end of the year. The tremendous effort of the re-submission team was rewarded subsequent to year-end, as the NDA was accepted for review by the FDA. We can now look forward to the FDA decision in late 2007, the most significant milestone in the history of Cardiome.

It bears mention that we transitioned to using the name vernakalant over the course of 2006, following assignment of the name by the United States Adopted Name (USAN) council in September 2006. Having spent the better part of the last 6 years speaking about RSD1235, it took some effort to acclimatize to the new name. We expect to transition once again when we adopt the marketed trade name for vernakalant (iv) in anticipation of commercialization of that product.

We continued to advance our development of vernakalant (oral) throughout the year, culminating in the release of positive results from our Phase 2a clinical trial in the third quarter. This study was initiated in late 2005 with the goal of gaining further insight into the pharmacokinetics, safety and efficacy of vernakalant (oral). The trial exceeded our expectations, by reaching statistical significance overall and in one of the specific dosing arms. This result increases our confidence in the potential for vernakalant (oral) as a therapy for the prevention of recurrence of atrial fibrillation. We continue to drive this program forward with initiation of our Phase 2b study, and expect interim results from this study by the end of 2007. A recurring theme in our discussions with investors, analysts and potential partners is the rarity of a company such as Cardiome owning 100% of an asset with the tremendous potential of vernakalant (oral). There are very few unpartnered potential blockbuster drug candidates, and we are at a crucial point in the development of vernakalant (oral) as we have the potential to derive maximum value from this program.

On the capital markets front, the diversity of news in 2006 led to a certain amount of volatility. That background made it all the more rewarding that we posted a positive annual stock market return, for the fourth year in a row. Subsequent to year-end, we leveraged our capital markets strength by raising $113 million through a cross-border overnight-marketed equity offering. The transaction was led by a first-rate team at Bear Stearns, and the execution, pricing and the caliber of investors we welcomed could not have been better. For the first time in the history of our firm, we now have the balance sheet and capital markets clout to fully execute our business plan.

The level of interest in Cardiome from potential strategic partners has remained very strong, and we have undertaken many discussions while remaining acutely aware of the tremendous value of our agility and independence. At the same time, we have continued to actively explore opportunities to expand our pipeline and diversify our product candidate portfolio. We continue to work diligently toward execution of transactions that we feel are to the benefit of our stakeholders.

We enter 2007 in eager anticipation of two major events, an FDA decision on the NDA for vernakalant (iv), and further clinical results from our vernakalant (oral) program. As we continue to drive forward with our goal of addressing important unmet clinical needs, it is important to reflect on the events and the people who helped bring us to this exciting juncture. Indeed, the excitement of my role at Cardiome is secondary to the gratification of knowing that I am part of a large team of colleagues, partners, shareholders and friends who continue to share in our vision and our success. I sincerely thank you all for your continued support.

Bob Rieder
CHAIRMAN & CEO

FINANCIALS 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations	7

Management’s Report	17

Auditors’Report to the Shareholders	17

Financial Statements	18

Notes to Consolidated Financial Statements	21

Corporate Information	33

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management discussion and analysis is as of March 26, 2007 and should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2006 and the related notes included thereto. Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). These principles differ in certain respects from United States generally accepted accounting principles (“US GAAP”). The differences as they affect the annual consolidated financial statements are described in Form 40F.

All amounts are expressed in Canadian dollars unless otherwise indicated.

The forward-looking statements in this discussion regarding our expectations regarding our future performance, liquidity and capital resources and other non-historical statements in this discussion include numerous risks and uncertainties, as described in the “Risk Factors” section of our Annual Information Form. The words “anticipates”, “believes”, “estimates”, “expects”, “intends”, “may”, “plans”, “projects”, “will”, “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Our actual results may differ materially from those contained in any forward-looking statements. Additional information relating to our company, including our Annual Information Form, is available by accessing the SEDAR website at www. sedar. com or the EDGAR website at www. sec. gov/edgar.

OVERVIEW

We are a life sciences company focused on developing drugs to treat or prevent cardiovascular diseases. Our current efforts are focused on the treatment of atrial arrhythmias. We also have a pre-clinical program directed at improving cardiovascular function.

Atrial fibrillation (AF) is an arrhythmia, or abnormal rhythm, of the upper chambers of the heart. In December 2004 and September 2005, we announced positive top-line results for two pivotal Phase 3 atrial fibrillation trials, ACT 1 and ACT 3, respectively, for the intravenous formulation of vernakalant hydrochloride (vernakalant (iv), formerly known as RSD1235 (iv)), our lead product candidate for the acute conversion of atrial fibrillation. In addition, we are currently conducting an additional Phase 3 trial, ACT 2, and an open-label safety study, ACT 4, in conjunction with our co-development partner Astellas Pharma US, Inc.(“Astellas”). In March 2006, Astellas submitted a New Drug Application (NDA) to the United States Food & Drug Administration (FDA) seeking approval to market the intravenous formulation of vernakalant for the acute conversion of atrial fibrillation. In May 2006, we announced Astellas’receipt of a “refusal to file”letter from the FDA for the NDA. In December 2006, Astellas resubmitted the NDA to the FDA, triggering a US$10 million payment to Cardiome. In February 2007, we announced that the FDA had accepted the NDA for review.

Cardiome is also developing an oral formulation of vernakalant hydrochloride (vernakalant (oral), formerly known as RSD1235 (oral)) for maintenance of normal heart rhythm following termination of AF. A Phase 2a pilot study was initiated in December 2005. In July 2006, we announced positive interim results for the first of two dosing groups for this study. In September 2006, we announced positive top-line results for the completed Phase 2a pilot study. A larger Phase 2b clinical study has been initiated.

CORPORATE DEVELOPMENT

The following significant events have occurred since our last annual report:

•
In March 2006, we announced the promotion of Doug Janzen to the position of President and Chief Business Officer. Bob Rieder has continued in his role as Chief Executive Officer and has been appointed Vice-Chairman of the board of directors.

•
Also in March 2006, we announced Astellas’ submission of a New Drug Application to the FDA seeking approval to market vernakalant (iv), an investigational new drug for the acute conversion of atrial fibrillation.

•	In May 2006, we announced Astellas’ receipt of a “refusal to file” (RTF) letter from the FDA related to the New Drug Application submitted in March 2006 seeking approval to market vernakalant (iv).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

•
In June 2006, we announced the appointment of Curtis Sikorsky to the position of Chief Financial Officer. Mr. Sikorsky, a chartered accountant since 1996, brings over ten years of public and private company experience as well as three years of direct audit and tax experience with a major audit firm.

•
In July 2006, we announced amendments to our co-development agreement with Astellas, related to the planned re-submission of the NDA for vernakalant (iv). Under terms of the amended agreement, Astellas agreed to fund 100% of the costs associated with re-submission of the NDA, including engagement of any external consultants. Astellas also agreed to modify the timing of the US$10 million NDA milestone, which became payable on the date of re-submission. Prior to this amendment, the milestone was conditional on acceptance of the NDA for review.

•	Also in July 2006, we announced positive interim results for the first of two dosing groups for our Phase 2a pilot study of vernakalant (oral).

•	In September 2006, we announced positive top-line results for the two dosing groups for the completed Phase 2a pilot study of vernakalant (oral).

•	In September 2006, we announced that RSD1235 has been assigned the name vernakalant hydrochloride by the United States Adopted Names (USAN) Council.

•
In October 2006, we announced that we had filed a preliminary short form base shelf prospectus with securities regulatory authorities in Canada and a corresponding shelf registration statement with the United States Securities and Exchange Commission. The short form base shelf prospectus and U. S. shelf registration statement became effective October 23,2006.

•
In December 2006, we announced Astellas’re-submission of the New Drug Application to the FDA seeking approval to market vernakalant (iv). Pursuant to the amended (July 2006) co-development agreement between Cardiome and Astellas Pharma US, Inc., a US$10 million milestone payable to Cardiome was paid on re-submission of the NDA in December 2006.

•
Subsequent to year-end, in January 2007 we completed a public offering of 9.2 million common shares at a price of $12.32 (US$10.50) per share for total gross proceeds of $113.4 million (US$96.6 million).

•	In February 2007, we announced that the New Drug Application for vernakalant (iv) was accepted for review by the FDA.

•	Also in February 2007, we announced the appointment of Dr. Don McAfee as Chief Scientific Officer and the appointment of Karim Lalji as Senior Vice President, Commercial Affairs.

CLINICAL DEVELOPMENT

The following table summarizes clinical trials associated with each of our research and development programs:

Project	Stage of Development	Current Status

Vernakalant (iv)	Phase 3 Clinical Trial	Trial initiated in March
	(ACT 2)	2004.

	Open-Label Safety	Trial initiated in October
	Study (ACT 4)	2005.

	New drug application	Originally submitted in
	(NDA)	March 2006. “Refusal to
file”letter issued by FDA
in May 2006. Re-submitted
in December 2006.
Accepted for review in
February 2007.

Vernakalant	Phase 2a Pilot Study	Trial initiated in December
(oral)		2005. Top-line results
released in September
2006.

	Phase 2b	Trial initiated.
Clinical Trial

Artesian	Pre-Clinical Stage	Pre-Clinical studies
Projects		underway.

The following provides a description of the clinical development status for each of our projects:

Vernakalant (iv)

During 2006, we continued our clinical work on ACT 2 and ACT 4. We also worked with Astellas toward re-submitting the NDA for vernakalant (iv), which occurred in December 2006.

The ACT 2 Study
The ACT 2 study, initiated in March 2004, will continue to enroll up to 210 patients and will evaluate the efficacy and safety of vernakalant (iv) in the treatment of patients who have developed atrial fibrillation following cardiac surgery. The primary endpoint in this ongoing study is acute conversion of atrial fibrillation to normal heart rhythm.

The ACT 4 Study
In October 2005, our collaborative partner Astellas initiated an open-label safety study, called ACT 4. This ongoing study will further evaluate the safety of vernakalant (iv) in recent-onset atrial fibrillation patients.

Vernakalant (oral)
During 2006, we completed the Phase 2a pilot study for vernakalant (oral), and commenced preparation and design of the Phase 2b clinical trial.

Phase 2a Pilot Study
In December 2005, we initiated a Phase 2a pilot study of vernakalant (oral) for the prevention or delay of recurrence of atrial fibrillation. The double-blind, placebo-controlled, randomized, dose-ranging study was designed to measure the safety and efficacy of vernakalant (oral) over 28 days of oral dosing in patients at risk of recurrent atrial fibrillation. The study was conducted across 72 centres in Canada, U. S. and Europe, and a total of 171 patients were successfully cardioverted after 3 days of initial dosing and continued in the study. Positive top-line results for this study were announced in September 2006.

Phase 2b Clinical Trial
Subsequent to year-end, we initiated a Phase 2b clinical trial of vernakalant (oral) for the prevention or delay of recurrence of atrial fibrillation. The double-blind, placebo-controlled, randomized, dose-ranging study is designed to measure the safety and efficacy of vernakalant (oral) over 90 days of oral dosing in patients at risk of recurrent atrial fibrillation, and is expected to enroll approximately 670 patients.

Other Projects
We continue to conduct pre-clinical research and development work on the Artesian projects, with the goal of reaching a decision regarding the advancement of one or more of the Artesian molecules into clinical studies.

DISCLOSURE CONTROLS AND PROCEDURES
The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to Multilateral Instrument 52-109 is recorded, processed, summarized and reported within the time periods specified in the Canadian Securities Administrators’rules and forms.

Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2006 and concluded that they provide reasonable assurance that material information relating to the Company was made known to them and reported as required.

Our Chief Executive Officer and Chief Financial Officer are also responsible for the design of internal controls required in order to provide reasonable assurance that processes used for preparation of financial statements and financial reporting for external purposes are reliable and in accordance with Canadian GAAP. They have evaluated the design of our internal controls and procedures over financial reporting as of the end of the period covered by the annual filings, and believe the design to be sufficient to provide such reasonable assurance.

INTERNAL CONTROLS OVER FINANCIAL REPORTING
The company has designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of the company’s financial reporting and the preparation of financial statements in compliance with Canadian generally accepted accounting principles.

No matter how well an internal control system is designed and operated, it can provide only reasonable, not absolute, assurance that it will prevent or detect all misstatements, due to error or fraud, from occurring in the financial statements due to the inherent limitations of any internal control system.

There were no changes in the company’s internal controls over financial reporting that occurred during the year ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT ESTIMATES
Our audited consolidated financial statements are prepared in accordance with Canadian GAAP. These accounting principles require us to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting periods. We believe that the estimates and assumptions upon which we rely are

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

reasonable based upon information available at the time that these estimates and assumptions were made. Actual results may differ from these estimates under different assumptions or conditions. Significant areas requiring management estimates include the assessment of net recoverable value and amortization period of technology licenses and patents, clinical trial accounting, revenue recognition, stock-based compensation, and recognition of future income tax assets.

The significant accounting policies that we believe are the most critical in fully understanding and evaluating our reported financial results include intangible assets, clinical trial accounting, revenue recognition, research and development costs, stock-based compensation, and income taxes. These and other significant accounting policies are described more fully in Note 2 of our consolidated annual financial statements.

Intangible Assets
Intangible assets are comprised of purchased technology licenses and patent costs.

Technology licenses, including those acquired in exchange for the issuance of equity instruments by us, are amortized on a straight-line basis over the estimated useful life of the underlying technologies. Patent costs associated with the preparation, filing, and obtaining of patents are capitalized and amortized on a straight-line basis over the estimated useful lives of the patents.

We determine the estimated useful lives for intangible assets based on a number of factors: legal, regulatory or contractual limitations; known technological advances; anticipated demand; and the existence or absence of competition. A significant change in any of the above factors may require a revision of the expected useful life of the intangible asset, resulting in accelerated amortization or an impairment charge, which could have a material impact on our results of operations.

We evaluate the recoverability of the net book value of our intangible assets on a quarterly basis based on the expected utilization of the underlying technologies. If the carrying value of the underlying technology exceeds the estimated net recoverable value, calculated based on undiscounted estimated future cash flows, then the carrying value is written down to its fair value, based on the related estimated discounted cash flows.

The amounts shown for technology licenses and patent costs do not necessarily reflect present or future values and the ultimate amount recoverable will be dependent upon the successful development and commercialization of products based on these rights.

Clinical Trial Accounting
We record clinical trial expenses relating to service agreements with various contract research organizations, investigators and other service providers which conduct certain product development activities that complement our efforts in developing our drug candidates based upon the estimated amount of work completed on each trial. These estimates may or may not match the actual services performed by the service providers as determined by patient enrolment levels and related activities. We consider the following factors at a given point in time through internal reviews, correspondence and discussions with our service providers in estimating the amount of clinical trial expense for an accounting period:the level of patient enrollment;the level of services provided and goods delivered;the contractual terms and the proportion of the overall contracted time that has elapsed during the accounting period.

If we have incomplete or inaccurate information relating to the above factors, we may under or overestimate activity levels associated with various trials. Under such circumstances, future clinical trial expenses recognized could be materially higher or lower when the actual activity level becomes known.

Revenue Recognition
Revenue to date has primarily been derived from licensing fees and research collaborative fees, which are comprised of initial fees and milestone payments from collaborative licensing arrangements and related reimbursement of expenses.

Non-refundable milestone payments are fully recognized upon the achievement of the milestone event when (i) the milestone is substantive in nature,(ii) the achievement was not reasonably assured at the inception of the agreement, and (iii) we have no further involvement or obligation to perform under the arrangement. Initial fees and milestone payments which require our ongoing involvement are deferred and amortized into income over the estimated period of our ongoing involvement. A significant change in estimating the period of our on-going involvement could have a material impact on results of operations.

Non-refundable research collaborative fees are recorded as revenue as the related research expenses are incurred pursuant to the terms of the agreement, provided collectibility is reasonably assured.

Research and Development Costs
Research and development costs consist of direct and indirect expenditures related to our research and development programs. Research and development costs are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization. We assess whether these costs have met the relevant criteria for deferral and amortization at each reporting date. To date, no development costs have been deferred.

Stock-based Compensation and other Stock-based Payments
Effective December 1, 2002, we elected to prospectively adopt the recommendations of the Canadian Institute of Chartered Accountants (CICA) in new section 3870 of the CICA Handbook, with respect to stock-based compensation and other stock-based payments. This standard requires that all share-based awards be measured and recognized as an expense using a fair value based method.

The fair value of stock options is estimated at the date of grant using the Black-Scholes option pricing model with the subjective assumptions of the expected life of the option, the expected volatility at the time the options are granted, and risk-free interest rate. Changes in these assumptions can materially affect the measure of the estimated fair value of our employee stock options, hence our results of operations. We amortize the fair value of stock options over the vesting terms of the options which are generally four to five years from grant.

Included in the consolidated statements of loss and deficit were the following charges for stock-based compensation for stock options granted after December 1, 2002:

(in millions of dollars)	For the Year Ended
	December 31,	December 31,
Expenses	2006	2005
Research and development	$4.8	$4.4
General and administration	$3.4	$1.4
Total stock based compensation	$8.2	$5.8

Future Income Taxes
Income taxes are accounted for using the liability method of tax allocation. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in net loss in the period that includes the enactment date. Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

Impact of Accounting Pronouncements Affecting Future Periods
In April 2005, the CICA issued the following new accounting standards, which impact the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income:

•	Section 1530, Comprehensive Income, defines and establishes the reporting requirements for comprehensive income

•	Section 3251, Equity, replaces Section 3250, Surplus, and establishes standards for the presentation of changes in equity

•
Section 3855, Financial instruments—Recognition and Measurement, establishes the requirements for the recognition and measurement of financial assets, financial liabilities and non-financial derivatives

•
Section 3861, Financial Instruments—Disclosure and Presentation, replaces Section 3860 of the same name and establishes the requirements for presentation and disclosure of financial instruments and non-financial derivatives

•	Section 3865, Hedges, establishes the standards for when and how hedge accounting may be applied

The new sections are all to be applied at the same time and are effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. We are currently in the process of evaluating the impact of the new accounting standards on our financial position, results of operations and cash flows.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth consolidated financial data for our last two fiscal years:

	Year Ended	Year Ended
(in thousands of dollars,	December 31,	December 31,
except per share amounts)	2006	2005
	$	$

Revenues	20,668	16,120
Net loss	(36,147)	(53,375)
Per share loss
-Basic	(0.68)	(1.09)
-Fully diluted	(0.68)	(1.09)
Total assets	68,591	89,799
Long-term obligation(1)	192	210

We have not declared any cash dividends since inception.

(1)Amounts represent repayable tenant inducement advances.

RESULTS OF OPERATIONS

We recorded a net loss of $36.1 million ($0.68 per common share) for the year ended December 31,2006 compared to a net loss of $53.4 million ($1.09 per common share) for fiscal 2005. The decrease in net loss for fiscal 2006 compared to fiscal 2005 was largely due to an increase in licensing fees primarily as a result of the receipt of US$10 million from Astellas on reaching the re-submission of the New Drug Application (NDA) milestone, and the effects of the write-down of intangible assets associated with the Oxypurinol CHF project of $23.3 million during fiscal 2005. The decrease in net loss was partially offset by increased costs associated with expanded clinical development activities, increased general and administration costs to support those activities, lower research collaborative fees from our collaborative partner, Astellas, and a decrease in future income tax recovery also associated with the Oxypurinol write-down. The results of operations were in line with management’s expectations.

We expect losses to continue for at least another fiscal year. Operating costs are expected to increase as vernakalant (iv) moves through the regulatory approval process and vernakalant (oral) advances into later stage development, in addition to our continuing efforts to develop the Artesian compounds. Expected licensing and research collaborative fees or royalty revenue are not expected to be higher than our operating costs within this period should we successfully meet our collaborative milestones or obtain commercialization approval for this product candidate.

Revenues

Total revenue increased to $20.7 million in fiscal 2006 from $16.1 million in fiscal 2005. Revenue in fiscal 2006 consists of $14.0 million in licensing fees (fiscal 2005—$4.7 million) and $6.7 million in research collaborative fees (fiscal 2005—$11.4 million).

Licensing fees represent milestone payments and the amortization of deferred revenue related to upfront payments from our collaborative partners. The increase in licensing fees in fiscal 2006, compared to those in fiscal 2005, was mainly due to the milestone payment for the re-submission of the NDA in the amount of US$10 million. This increase in licensing fees was partly offset by decreased amortization of deferred revenue related to the upfront payment and the premium on equity investment from Astellas, of $2.4 million (fiscal 2005—$4.7 million).

The decrease in research collaborative fees in fiscal 2006, compared to those in fiscal 2005, was mainly attributable to the decreased research and development cost recovery of $3.6 million, compared to $8.2 million in fiscal 2005 with more development cost associated with vernakalant (iv) directly incurred by our collaborative partner, Astellas and decreased clinical trial expense for vernakalant (iv) in fiscal 2006. This decrease was partially offset by the 100% reimbursement of costs associated with re-submission of the NDA pursuant to the amendments made to the terms of the collaboration and license agreement with Astellas.

For the next fiscal year, we expect to continue recognizing as revenue the amortization of deferred revenue related to the upfront payment and the premium on equity investment from Astellas. We will continue to receive project management fees and development cost reimbursements from Astellas. We may also earn additional milestone payments and royalties from Astellas or revenue from new licensing and collaborative research and development agreements with other pharmaceutical companies. However, there can be no assurance that we will maintain our existing agreements or enter into a new licensing or collaborative research and development agreements.

Research and Development Expenditures

Research and development expenditures were $43.4 million for fiscal 2006, compared to $41.5 million for fiscal 2005.

Project (in millions of dollars)	For the Year Ended
	December 31,	December 31,
	2006	2005

Vernakalant (iv)	$12.5	$18.4
Vernakalant (oral)	$26.6	$12.9
Artesian projects	$2.6	$0.7
Oxypurinol projects	$1.1	$9.4
Other projects	$0.6	$0.1
Total research and development expenses	$43.4	$41.5

Research and development expenditures for fiscal 2006 were comparable to the amount recorded for fiscal 2005. The increase of $1.9 million in research and development expenditures was primarily due to the expanded clinical development activities in fiscal 2006 to advance vernakalant (oral) from Phase 1 to Phase 2 clinical testing and the costs incurred to continue research on our Artesian projects offset by a decrease in research and development costs incurred for our vernakalant (iv) program due to the reduced level of clinical development activities for the program, and the decrease in costs related to our Oxypurinol projects as a result of our decision to cease development of the program in 2005. The costs incurred for Oxypurinol projects in 2006 of $1.1 million relate to finalizing the OPT-CHF study as well as our Compassionate Use Program for allopurinol intolerant gout patients. Stock-based compensation of $4.8 million in 2006 (fiscal 2005—$4.4 million) also contributed to the increased research and development costs.

For the next fiscal year, we expect to incur increased research and development expenditures largely associated with our Phase 2b clinical trial for vernakalant (oral). We may also incur additional costs associated with the potential purchase or in-licensing of additional clinical candidates, and/or expansion of our clinical development activities for vernakalant (iv) outside of North America. However, there can be no assurance that we will enter into any purchase or in-licensing agreements.

General and Administration Expenditures
General and administration expenditures for fiscal 2006 were $13.9 million compared to $9.3 million for fiscal 2005.

The increase of $4.6 million in general and administration expenditures in fiscal 2006, compared to those incurred in fiscal 2005, was primarily due to the increase of $1.1 million in wages and benefits (including stock-based compensation for administrative and executive personnel) with the addition of personnel;the increase of $1.1 million in consulting and professional fees including increased costs related to corporate governance;the increase of $1.6 million in costs associated with business development and commercialization activities; and $0.8 million in other expenditures to support our expanded operational activities.

For the next year, we expect our general and administration expenditures to increase in support of our expanded operational activities.

Amortization
Amortization was $1.6 million for fiscal 2006 compared to $2.7 million for fiscal 2005. The decrease in amortization for fiscal 2006, compared to that recorded in fiscal 2005, was attributable to the reduced amortization resulting from our decreased net book value of our intangible assets after the write-down of the Oxypurinol projects of $23.3 million in 2005. Amortization related to property and equipment was $1.0 million for fiscal 2006 compared to $0.7 million for fiscal 2005. The remaining amortization relates to technology licenses and patents.

Other Income (Expenses)
Interest and other income was $2.7 million for fiscal 2006 compared to $2.0 million for fiscal 2005. The increase for fiscal 2006 was due primarily to higher interest rates and higher average cash and short-term investments balances.

A net foreign exchange loss of $0.8 million was recorded for fiscal 2006 compared to a net foreign exchange loss of $1.9 million for fiscal 2005. The net foreign exchange losses for the past two fiscal years were mainly from the impact of the depreciation of the U. S. dollar in comparison to the Canadian dollar on our U. S. dollar denominated investment portfolio, foreign currency receivables and foreign currency payables. We are exposed to market risk related to currency exchange rates in the United States and Europe because the majority of our clinical development expenditures are incurred in United States dollars and Euros. Some of these risks are offset by the reimbursements from Astellas in United States dollars.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Future income tax recovery
Future income tax recovery was $0.3 million for fiscal 2006 compared to $7.2 million for fiscal 2005. The higher future income tax recoveries for fiscal 2005 compared to that recorded in fiscal 2006 was primarily due to the write-down of intangible assets related to the Oxypurinol projects in 2005.

FOURTH QUARTER RESULTS

Net loss for the fourth quarter of 2006 was $1.3 million, or $0.02 per share, compared to net loss of $8.6 million, or $0.17 per share for the same period in 2005. The decrease in net loss was largely due to an increase in licensing fees primarily as a result of the receipt of US$10 million from Astellas on reaching the re-submission of the New Drug Application (NDA) milestone, partially offset by increased research and development costs, increased general and administration costs and lower research collaborative fees received from our collaborative partner, Astellas.

Research and development costs for the fourth quarter of 2006 were $12.3 million, an increase of $3.4 million from $8.9 million in the same period of 2005. The increase was primarily due to increased costs associated with our Phase 2 clinical development program for vernakalant (oral). General and administration expenses were $3.9 million, an increase of $0.7 million from $3.2 million in the same period of 2005. The increase was largely due to the addition of personnel and expanded business development activities. Other income increased to $2.2 million for the quarter from $0.7 million in the same period of 2005, largely due to foreign exchange gains resulting from appreciation of the U. S. dollar in the fourth quarter of 2006. Stock-based compensation, a non-cash item included in operating expenses, was $2.1 million for the quarter, as compared to $1.4 million for the same period in 2005.

UNAUDITED CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

	For the Three Months Ended
(in thousands of dollars, except share	December 31,	December 31,
and per share amounts)	2006	2005

Revenue
Licensing fees	$12,103	$1,047
Research collaborative fees	978	1,994
	$13,081	$3,041

Expenses
Research and development	12,324	8,909
General and administration	3,932	3,228
Amortization	420	330
	16,676	12,467
Operating loss	(3,595)	(9,426)

Other income (expenses)
Interest and other income	583	713
Foreign exchange gain (losses)	1,596	(63)
	2,179	650

Loss before income taxes	(1,416)	(8,776)
Future income tax recovery	107	139

Net loss for the period	(1,309)	(8,637)
Deficit, beginning of period	(180,271)	(136,796)
Deficit, end of period	$(181,580)	$(145,433)

Basic and diluted loss per common share[1]	$(0.02)	$(0.17)

Weighted average number of common shares outstanding	53,740,850	52,290,106

[1]	Basic and diluted loss per common share based on the weighted average number of common shares outstanding during the period.

SUMMARY OF QUARTERLY RESULTS

Set forth below is the selected unaudited consolidated financial data for each of the last eight quarters:

(In thousands of
dollars except per	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
share amounts)	ended	ended	ended	ended
2006	December 31	September 30	June 30	March 31

Total revenue	$13,081	$2,401	$2,134	$3,052

Research and development	12,324	10,865	11,195	9,049

General and administration	3,932	3,890	3,241	2,860

Net loss for the period	(1,309)	(11,974)	(14,748)	(8,116)

Basic and diluted loss per common share	(0.02)	(0.23)	(0.28)	(0.15)

(In thousands of
dollars except per	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
share amounts)	ended	ended	ended	ended
2005	December 31	September 30	June 30	March 31

Total revenue	$3,041	$4,662	$3,807	$4,610

Research and development	8,909	9,112	11,940	11,509

General and administration	3,228	1,915	2,192	1,924

Net loss for the period	(8,637)	(29,472)	(7,658)	(7,608)

Basic and diluted loss per common share	(0.17)	(0.58)	(0.15)	(0.18)

The primary factors affecting the magnitude of our losses in the various quarters were licensing revenues, write-downs in intangible assets, research and development costs associated with the clinical development programs we pursued and the development stages of these clinical programs;as well as the adoption of our accounting policy with respect to recognizing as an expense the fair value of stock options since December 1,2002.

The significant increase in revenue for the 4th quarter of 2006, when compared with the other quarters, was due to the milestone payment of $11.7 million (US$10.0 million) earned for the re-submission of the NDA for vernakalant (iv). In addition, the substantial increase in losses for the 3rd quarter of 2005, when compared with the other quarters, were due to the write-down of technology and licenses following our decision to discontinue our Oxypurinol CHF project. Research and development costs for the quarters were comparable since we maintained similar levels of operational activities with the advancement of vernakalant (oral) after winding up our development of Oxypurinol for the treatment of CHF. The increase in general and administration costs since the 2nd quarter of 2006 was the result of supporting the expanded clinical development activities.

LIQUIDITY AND CAPITAL RESOURCES

Sources and Uses of Cash
Our operational activities during fiscal 2006 were financed mainly by our working capital carried forward from the preceding fiscal year, research collaborative fees and milestone payment collected from Astellas, and the net proceeds from issuance of common shares upon exercise of stock options.

Cash used in operating activities for fiscal 2006 was $21.0 million compared to $23.8 million for fiscal 2005. The decrease of $2.8 million in cash used in operating activities in fiscal 2006, compared to fiscal 2005, was primarily due to an increase in cash receipts of $0.7 million from changes in non-cash working capital items and a decrease of $2.1 million in net loss after adjusting all non-cash items.

Cash provided by financing activities in fiscal 2006 was $4.8 million compared to $77.7 million in fiscal 2005. The main sources of cash in fiscal 2006 were cash receipts from the issuance of our common shares upon exercise of stock options. The primary sources of cash in fiscal 2005 were net proceeds from public and private placement financing of $73.4 million and cash receipts from the issuance of our common shares upon exercise of stock options or warrants of $4.3 million.

Cash provided by investing activities in fiscal 2006 was $30.4 million compared to $51.9 million of cash used in investing activities in fiscal 2005. The increase of cash provided by investing activities in fiscal 2006, compared to fiscal 2005, was mainly due to an increase in the net sale of short-term investments.

At December 31, 2006, we had working capital of $45.5 million compared to $69.6 million at December 31,2005. We had available cash reserves comprised of cash, cash equivalents and short-term investments of $55.6 million at December 31,2006 compared to $74.0 million at December 31,2005.

Subsequent to year-end, on January 23, 2007 we completed a financing of 9.2 million common shares at a price of $12.32 (US$10.50) per common share for gross proceeds of $113.4 million (US$96.6 million). We incurred share issue and commission costs of $0.9 million and $6.8 million (US$5.8 million) respectively, relating to the offering.

As of December 31,2006 and in the normal course of business we have obligations to make future payments, representing contracts and other commitments that are known and committed.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Contractual
Obligations		Payment due by period
(In thousands
of dollars)	Total	2007	2008-2009	2010-2011	Thereafter

Other long-term Obligations	$192	$19	$45	$55	$73
Operating Lease Obligations	5,084	744	1,338	1,427	1,575
Commitments for Clinical Research Agreements	9,071	8,744	327	Nil	Nil
Total	$14,347	$9,507	$1,710	$1,482	$1,648

Outstanding Share Capital

As of March 26, 2007, subsequent to completion of the January 23, 2007 financing, there were 63,212,909 common shares issued and outstanding, and 4,866,952 stock options outstanding (of which 3,152,333 were exercisable) at a weighted average exercise price of $7.76.

RELATED PARTY TRANSACTIONS

Included in accounts payable and accrued liabilities as of December 31, 2006 was $61,000 (December 31, 2005—$33,000) owing to a legal firm where the Company’s corporate secretary is a partner. The amounts charged were recorded at their exchange amounts and are subject to normal trade terms. We incurred approximately $0.9 million of legal fees for services provided by this legal firm in fiscal 2006, compared to $1.2 million in fiscal 2005.

OFF-BALANCE SHEET ARRANGEMENTS

We have no material undisclosed off-balance sheet arrangements, other than discussed under contractual obligations.

FINANCIAL INSTRUMENTS AND RISKS

We are exposed to market risks related to changes in interest rates and foreign currency exchange rates, each of which could affect the value of our current assets and liabilities. We invest our cash reserves in fixed rate, highly liquid and highly rated financial instruments such as treasury bills, commercial papers and banker’s acceptances. We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to our investment portfolio, due to the relative short-term nature of the investments and our current ability to hold fixed income investments to maturity. We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk. We are subject to foreign exchange rate changes that could have a material effect on future operating results or cash flows.

We believe that our cash position as of December 31, 2006, the proceeds from our January 2007 financing, and the anticipated cash inflows from our collaborative partner and interest income should be sufficient to finance our operational and capital needs for at least the next 18 months. However, our future cash requirements may vary materially from those now expected due to a number of factors, including the costs associated with the completion of the clinical trials, collaborative and license arrangements with third parties, and opportunities to in-license complementary technologies. We will continue to review our financial needs and seek additional financing as required from sources that may include equity financing, and collaborative and licensing arrangements. However, there can be no assurance that such additional funding will be available or if available, whether acceptable terms will be offered.

MANAGEMENT’S REPORT

The accompanying consolidated financial statements of Cardiome Pharma Corp. are the responsibility of management and have been approved by the Board of Directors. The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles, and where appropriate, reflect management’s best estimates and assumptions based upon information available at the time that these estimates and assumptions are made.

Management is responsible for establishing and maintaining a system of internal controls over financial reporting designed to provide reasonable assurance that the consolidated financial statements and other financial information are accurate and reliable.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control. The Board of Directors exercises this reasonability principally through the Audit Committee. The Audit Committee consists of directors not involved in the daily operations of the Company. The Audit Committee meets with management and the external auditors to satisfy itself that management’s responsibilities are properly discharged and to review the financial statements prior to their presentation to the Board of Directors for approval.

The company’s external auditors, who are appointed by the shareholders, conducted an independent audit in accordance with Canadian generally accepted auditing standards and express their opinion thereon.

Robert Rieder	Curtis Sikorsky
CHAIRMAN & CEO	CHIEF FINANCIAL OFFICER
March 20, 2007	March 20, 2007

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheet of Cardiome Pharma Corp. as at December 31, 2006 and the consolidated statements of loss and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The comparative figures for December 31, 2005 were reported on by another firm of chartered accountants.

SIGNED: KPMG LLP

Chartered Accountants
Vancouver, Canada
March 20, 2007

CARDIOME PHARMA CORP.
Continued under the laws of Canada
CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2006	2005
(expressed in thousands of Canadian dollars)	$	$

ASSETS
Current assets:
Cash and cash equivalents [note 5]	23,400	9,305
Short-term investments [notes 5, 9 and 15[d]]	32,172	64,651
Amounts receivable [note 4]	3,628	7,122
Prepaid expenses	869	1,549
	60,069	82,627
Property and equipment [note 6]	4,427	4,357
Intangible assets [note 7]	3,203	2,815
Deferred financing costs [note 18]	892	—
	68,591	89,799

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	12,650	8,652
Deferred revenue [note 12]	1,796	4,190
Current portion of deferred leasehold inducement [note 8]	172	170
	14,618	13,012
Deferred leasehold inducement [note 8]	1,120	1,291
Future income tax liability [note 13]	—	289
Total liabilities	15,738	14,592

Shareholders’ equity
Share capital [note 10[b]]	217,388	201,186
Special warrants	—	8,440
Contributed surplus	17,045	11,014
Deficit	(181,580)	(145,433)
Total shareholders’ equity	52,853	75,207
	68,591	89,799

Commitments and contingencies [notes 11 and 15]
Subsequent events [notes 11[c][iii] and 18]

See accompanying notes to the consolidated financial statements

Approved on behalf of the Board:

/s/ Peter W. Roberts	/s/ Harold H. Shlevin
DIRECTOR	DIRECTOR

CARDIOME PHARMA CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

	Year ended	Year ended
	December 31,	December 31,
	2006	2005
(expressed in thousands of Canadian dollars, except share and per share amounts)	$	$

REVENUE
Licensing fees [note 12]	14,048	4,694
Research collaborative fees [note 12]	6,620	11,426
	20,668	16,120

EXPENSES
Research and development	43,433	41,470
General and administration	13,923	9,259
Amortization	1,637	2,700
Write-down of intangible assets [note 7]	—	23,320
	58,993	76,749
Operating loss	(38,325)	(60,629)

OTHER INCOME (EXPENSES)
Interest and other income	2,721	1,957
Foreign exchange gain (losses)	(832)	(1,924)
	1,889	33

Loss before income taxes	(36,436)	(60,596)
Future income tax recovery [note 13]	289	7,221

Net loss for the period	(36,147)	(53,375)
Deficit, beginning of period	(145,433)	(92,058)
Deficit, end of period	(181,580)	(145,433)

Basic and diluted loss per common share [note 10[g]]	(0.68)	(1.09)

Weighted average number of common shares outstanding [note 10[g]]	52,966,473	49,015,462

See accompanying notes to the consolidated financial statements

CARDIOME PHARMA CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended	Year ended
	December 31,	December 31,
	2006	2005
(expressed in thousands of Canadian dollars)	$	$

Cash provided by (used in):
Operations:
Net loss for the period	(36,147)	(53,375)
Add items not affecting cash:
Amortization	1,637	2,700
Stock-based compensation	8,141	5,763
Deferred leasehold inducement	(169)	(144)
Write-off of capital assets	11	7
Write-down of intangible assets	—	23,320
Future income tax recovery	(289)	(7,221)
	(26,816)	(28,950)
Adjustment to reconcile net income to net cash used in operating activities:
Amounts receivable	3,494	7,841
Prepaid expenses	680	(292)
Accounts payable and accrued liabilities	3,998	2,275
Deferred revenue	(2,394)	(4,694)
	(21,038)	(23,820)

Financing:
Issuance of common shares and exercise of stock options	5,754	68,815
Issuance of special warrants	—	8,903
Share issuance costs upon exercise of special warrants	(102)	(39)
Deferred financing costs	(892)	—
Repayment of capital lease obligations	—	(7)
	4,760	77,672

Investments:
Acquisition of Artesian Therapeutics, Inc. [note 3]	—	(1,360)
Purchase of property and equipment	(1,110)	(2,387)
Leasehold inducements	—	—
Patent costs capitalized	(996)	(517)
Purchase of short-term investments	(25,967)	(114,352)
Sale of short-term investments	58,446	66,749
	30,373	(51,867)

Increase (decrease) in cash and cash equivalents during the period	14,095	1,985
Cash and cash equivalents, beginning of period	9,305	7,320
Cash and cash equivalents, end of period	23,400	9,305

Supplementary cash flow information:
Interest paid	20	22
Interest received	2,979	1,623
Cashless exercise of warrants	107	197

See accompanying notes to the consolidated financial statements

CARDIOME PHARMA CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31,2006 (expressed in thousands of Canadian dollars except share and per share amounts and where indicated otherwise)

1.    NATURE OF OPERATIONS

Cardiome Pharma Corp.(the “Company”) was incorporated under the Company Act (British Columbia) on December 12, 1986 and was continued under the laws of Canada on March 8, 2002. The Company is a life sciences company focused on developing proprietary drugs to treat or prevent cardiovascular diseases.

The Company has financed its cash requirements primarily from share issuances, payments from research collaborators and licensing fees. The Company’s ability to realize the carrying value of its assets is dependent on successfully bringing its technologies to market and achieving future profitable operations, the outcome of which cannot be predicted at this time. It may be necessary for the Company to raise additional funds for the continuing development of its technologies.

2.    SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and are presented in Canadian dollars. The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements:

Principles of consolidation

These consolidated financial statements include the accounts of Cardiome Pharma Corp. and its wholly-owned subsidiaries, Rhythm-Search Developments Ltd.(incorporated in Canada), Cardiome, Inc.(incorporated in the United States), Artesian Therapeutics, Inc.(incorporated in the United States), and Cardiome Research and Development (Barbados), Inc.(incorporated in Barbados). Material intercompany accounts and transactions have been eliminated on consolidation.

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts recorded in the consolidated financial statements. Significant areas requiring the use of estimates relate to the assessment of net recoverable value of technology licenses and patents, accrual of clinical trial expenses, reporting of revenue recognition, estimation of income tax expense and stock-based compensation. The reported amounts and note disclosure are determined using management’s best estimates based on assumptions that reflect the most probable set of economic conditions and planned course of action. Actual results could differ from those estimates.

Foreign currency translation

The Company follows the temporal method of accounting for the translation of foreign currency amounts, including those of its integrated foreign subsidiaries, into Canadian dollars. Under this method, monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars using exchange rates in effect at the balance sheet date. All other assets and liabilities are translated at the exchange rates prevailing at the date the assets were acquired or the liabilities incurred. Revenue and expense items are translated at the monthly average exchange rate during the period. Foreign exchange gains and losses, both realized and unrealized, are included in the determination of the loss for the period.

Cash equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less, when acquired, to be cash equivalents, which are carried at the lower of amortized cost or fair market value.

Short-term investments

The Company considers all highly liquid financial instruments with an original maturity greater than 90 days and less than one year to be short-term investments. Short-term investments are considered available-for-sale and are carried at the lower of amortized cost and fair market value.

Property and equipment

Property and equipment are recorded at cost less accumulated amortization. Amortization is provided using the straight-line method over the following terms:

Laboratory equipment	5 years
Computer equipment	3 years
Office equipment	5 years
Leasehold improvements	Term of lease
Web-site development costs	3 years

CARDIOME PHARMA CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31,2006 (expressed in thousands of Canadian dollars except share and per share amounts and where indicated otherwise)

2.    SIGNIFICANT ACCOUNTING POLICIES (CONT’D.)

Technology licenses and patent costs

Technology licenses acquired from third parties, which include licenses and rights to technologies, are initially recorded at fair value based on consideration paid and amortized on a straight-line basis over the estimated useful life of the underlying technologies of five to ten years.

Patent costs associated with the preparation, filing, and obtaining of patents are capitalized and amortized on a straight-line basis over the shorter of the estimated useful lives of the underlying technologies and patents, usually for a period not exceeding 15 years.

Management evaluates the recoverability of technology licenses and patents on a quarterly basis based on the expected utilization of the underlying technologies. If the estimated net recoverable value, calculated based on undiscounted estimated future cash flows, is less than the carrying value of the underlying technology, then the carrying value is written down to its fair value. The amounts shown for technology licenses and patent costs do not necessarily reflect present or future values and the ultimate amount recoverable will be dependent upon the successful development and commercialization of products based on these rights.

Leases

Leases have been classified as either capital or operating leases. Leases which transfer substantially all the benefits and risks incidental to the ownership of assets are accounted for as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

Deferred leasehold inducements

Deferred leasehold inducements representing tenant improvement allowances are being amortized on a straight-line basis over the initial term of the lease as a reduction of rent expense.

Government grants

Government grants are recorded as a reduction of the related expenditure when there is reasonable assurance that the Company has complied with all conditions necessary to receive the grants, collectibility is reasonably assured, and the amounts are non-refundable. During the year ended December 31, 2006, the Company recorded government grants of $5 [2005—$29] as a reduction of research and development expenditures.

Revenue recognition

The Company currently earns its revenue from collaboration arrangements that provide for non refundable payments as follows:

•    Upfront fees at the commencement of the arrangement;

•    Milestone payments upon meeting certain milestones as contained in the related collaboration arrangement;

•    Fees based on the number of full time research staff assigned to related research activities and the recovery of related research and development costs.

The up front fees are deferred and amortized straight-line over the expected term of the Company's continued involvement in the research and development process. Changes in estimate are recognized prospectively when changes to the expected term are determined.

Milestone payments are recognized as revenue when the milestones are achieved and these payments are due and are considered collectible.

Fees based on the number of full time research staff assigned to related research activities and the recovery of related research and development costs are recognized in income to the extent of the services performed, the consideration is collectible, and the amount of the fees are considered to represent the fair value of those services.

The Company also reviews other deliverables, including related research advisory committees, to determine whether any further deliverables have standalone value and therefore require separation. The Company has not identified any other deliverables that require separation to date.

Research and development costs

Research costs are expensed in the period incurred. Development costs are expensed in the period incurred unless the Company believes a development project meets generally accepted accounting criteria for deferral and amortization. No such costs have been deferred as at December 31, 2006 and 2005.

December 31,2006 (expressed in thousands of Canadian dollars except share and per share amounts and where indicated otherwise)

Clinical trial expenses

Clinical trial expenses are a component of research and development costs and include fees paid to contract research organizations, investigators and other vendors who conduct certain product development activities on our behalf. The amount of clinical trial expenses recognized in a period related to service agreements are based on estimates of the work performed using an accrual basis of accounting. These estimates are based on patient enrollment, services provided and goods delivered, contractual terms and experience with similar contracts. We monitor these factors to the extent possible and adjust our estimates accordingly. Prepaid expenses or accrued liabilities are adjusted if payments to service providers differ from estimates of the amount of service completed in a given period.

Stock-based compensation and other stock-based payments

The Company grants stock options to executive officers and directors, employees, consultants and clinical advisory board members pursuant to its stock option plan. The Company uses the fair value method of accounting for all stock-based awards granted, modified or settled during the period. Compensation expense is recorded based on the fair value of the award at the grant date, amortized over the vesting period.

Future income taxes

The Company accounts for income taxes using the liability method of tax allocation. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income when a change in tax rates is substantively enacted. Future income tax assets are evaluated periodically and if realization is not considered more likely than not, a valuation allowance is provided.

Loss per common share

Loss per common share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding during the period. Diluted loss per common share is equivalent to basic loss per share as the outstanding options and warrants are anti-dilutive.

3.     ACQUISITION

On October 21, 2005, the Company acquired all of the outstanding shares of Artesian Therapeutics, Inc.(“Artesian”). Artesian is a privately held U. S. biopharmaceutical development stage company focused on research and development. Under the terms of the acquisition, except for the nominal initial payment of US$1, payments to Artesian shareholders are contingent upon the achievement of certain pre-defined clinical milestones. The milestone payments will equal, in the aggregate, US$32 million for each of the first two drug candidates from the Artesian programs that reach NDA approval. The first such milestone payment is due upon initiation of the clinical development of an Artesian drug candidate. Any milestone payments that become due will be recorded as additional consideration and allocated to the licensed technology. The Company has the option to settle the milestone payments in the form of cash, special warrants or a combination of cash and special warrants. The special warrants will be exercisable into the number of common shares of the Company based on the market price of the common shares of the Company as of the date of the achievement of the milestone event. The Company has an obligation to advance the development of at least one drug candidate within two years and subsequently continue its development. Otherwise, the Company will be required to transfer ownership to or license the acquired intellectual property to the former shareholders of Artesian. The acquisition provides the Company with two advanced small molecule discovery programs in the cardiovascular area. As at December 31, 2006, no milestone payments have been paid or are due as clinical development of an Artesian drug candidate has not occurred.

Concurrent with the closing of the acquisition of Artesian, the Company has closed, by way of private placement, a 1,036,098 special warrant financing at a price of US$7.24 per special warrant. The special warrants were issued to major shareholders of Artesian, for proceeds of $8,903 (US$7.5 million) [note 10[b]]. The subscription price for the special warrants represents a 5% premium over the market price calculated based on a five-day average closing price of the common shares of Cardiome on the NASDAQ Stock Market prior to the execution of the letter of intent of the Company’s acquisition of Artesian in August 2005. The premium over the market price of the Company’s common shares has been recorded as a reduction of the purchase price.

CARDIOME PHARMA CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31,2006 (expressed in thousands of Canadian dollars except share and per share amounts and where indicated otherwise)

3.    ACQUISITION (CONT’D.)

The acquisition has been accounted for using the purchase method of accounting and accordingly the results of operations have been included in the consolidated statement of loss and deficit from October 21,2005, the date of acquisition.

Artesian was a development stage company with nominal assets and operations at the date of acquisition and accordingly the majority of the purchase price has been allocated to the acquired intangible assets. The purchase price has been allocated to the identifiable net assets and liabilities as follows:

$

Net assets acquired:
Cash	15
Other assets	149
License technology	1,940
Total assets acquired	2,104
Less liabilities:
Accounts payable and accrued liabilities	(1,005)
Future income tax liability	(517)
Net assets acquired	582

Consideration given:
Cash paid at closing	1
Assumption of financial commitments	534
Acquisition costs	471
Total consideration given	1,006
Less:premium received on subscription of special warrants	(424)
Net consideration	582

The fair value of the financial commitments assumed, represented by lease termination costs, was determined using a current interest rate to arrive at the expected present value as of the date of acquisition. The financial commitments also include severance and related costs arising from the acquisition. For the period from October 22,2005 to December 31,2006, approximately $475 of these amounts has been paid.

The license technology represents in-process research and development which the Company plans to further develop. The technology is being amortized on a straight-line basis over five years.

4.    FINANCIAL INSTRUMENTS AND RISK

For certain of the Company’s financial instruments, including cash and cash equivalents, short-term investments, amounts receivable, and accounts payable, the carrying amounts approximate fair value due to their short-term nature.

Financial risk is the risk to the Company’s results of operations that arises from fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. Interest rate risk arises as the Company’s investments bear fixed interest rates. Foreign exchange risk arises as the Company’s investments which finance operations are substantially denominated in Canadian dollars and a significant portion of the Company’s expenses are denominated in United States dollars and Euros.

As at December 31, 2006, the Company had U. S. denominated receivables of $3,239 [2005—$5,621 and accounts payable of $6,782 [2005—$4,289].

As at December 31,2006, included in amounts receivable of $3,628 was an amount of $3,062 due from one collaborator [2005—$5,407].

5.    CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

Cash equivalents include approximately $5,571 [2005—$3,529] of commercial paper, bankers’ acceptances and term deposits with an average interest rate of 4.03% at December 31,2006 [2005—3.02%].

Short-term investments mainly comprise treasury bills, commercial papers, bankers’ acceptances and money market funds with an average interest rate of 4.56% at December 31, 2006 [2005—3.76%] and maturities to April 2007 including $32,170 [2005—$57,378] denominated in U. S. dollars.

December 31,2006 (expressed in thousands of Canadian dollars except share and per share amounts and where indicated otherwise)

6.    PROPERTY AND EQUIPMENT

		Accumulated	Net book
	Cost	amortization	value
	$	$	$

December 31, 2006
Laboratory equipment	2,558	1,387	1,171
Computer equipment	1,399	907	492
Office equipment	664	361	303
Leasehold improvements	3,128	667	2,461
Web-site development costs	14	14	—
	7,763	3,336	4,427

December 31, 2005
Laboratory equipment	1,913	1,077	836
Computer equipment	1,259	829	430
Office equipment	630	244	386
Leasehold improvements	3,102	397	2,705
Web-site development costs	14	14	—
	6,918	2,561	4,357

Amortization expense for the year ended December 31, 2006 amounted to $1,028 [2005—$711].

7.    INTANGIBLE ASSETS

		Accumulated	Net book
	Cost	amortization	value
	$	$	$

December 31, 2006
Technology licenses	1,851	436	1,415
Patents	2,830	1,042	1,788
Total	4,681	1,478	3,203

December 31, 2005
Technology licenses	1,956	167	1,789
Patents	1,833	807	1,026
Total	3,789	974	2,815

During the year ended December 31,2005, the Company discontinued its efforts to pursue the Oxypurinol program for the treatment of congestive heart failure (“CHF”) and wrote off $23,320 of the intangible assets ($14,260 net of future tax recovery) related to the Oxypurinol CHF project. The net write-down includes the write off of intangible assets, which arose from the acquisition of Cardiome, Inc.(formerly Paralex, Inc.) by issuance of common shares in March 2002 of $22,872 and a write-down of the carrying value of patents by $448.

Amortization expense for the year ended December 31, 2006 amounted to $609 [2005—$1,990].

8.      DEFERRED LEASEHOLD INDUCEMENT

Pursuant to a lease agreement, the Company received a cash tenant improvement allowance amounting to $1,030 from the landlord for leasehold improvements during the year ended December 31,2004.$793 of the tenant improvement allowance (“Original Allowance”) is being amortized on a straight-line basis over the initial term of the lease. The remaining $238 (the “Repayable Allowance”) represents a repayable allowance, collateralized with a letter of credit [note 9], which is being repaid over 10 years with interest at 10% per annum at approximately $38 per annum. The Company is obligated to refund the unpaid portion of the Repayable Allowance upon early termination of the lease.

During the year ended December 31, 2005, the Company signed an amendment to its lease agreement to expand its facilities. Pursuant to this amendment agreement, the Company is entitled to an additional cash tenant improvement allowance of $650 for leasehold improvements in the expansion space (“Additional Allowance”). The Additional Allowance is being amortized on a straight-line basis over the remaining initial term of the lease.

9.      CREDIT FACILITY

At December 31, 2006, the Company had available a corporate credit card facility. Cashable certificates totalling $388 [2005—$388] included in short-term investments are pledged as collateral for the corporate credit card facility and the Additional Allowance [note 8].

10.    SHARE CAPITAL

[a]     Authorized

The authorized share capital of the Company consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value issuable in series, of which none are currently issued and outstanding.

CARDIOME PHARMA CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31,2006 (expressed in thousands of Canadian dollars except share and per share amounts and where indicated otherwise)

10.    SHARE CAPITAL (CONT’D.)

[b]     Issued and Outstanding

	Number of	Amount
Common shares	shares	$

Balance, December 31,2004	40,592,834	131,428
Issued for cash upon public offering and exercise of over-allotment option [iii]	9,775,000	64,527
Issued for cash upon exercise of options	1,167,091	4,288
Issued pursuant to exercise of warrants on cashless basis	21,250	—
Reallocation of contributed surplus arising from stock-based compensation related to the exercise of options	—	943
Balance, December 31,2005	51,556,175	201,186
Issued upon conversion of special warrants [ii]	1,036,098	8,338
Issued for cash upon exercise of options	1,236,667	5,754
Issued pursuant to exercise of warrants on cashless basis	59,262	107
Reallocation of contributed surplus arising from stock-based compensation related to the exercise of options	—	2,003
Balance, December 31,2006	53,888,202	217,388

[i]      On October 10, 2006, the Company filed a preliminary short form base shelf prospectus with securities regulatory authorities in Canada and a corresponding shelf registration statement with the United States Securities and Exchange Commission. The short form base shelf prospectus and U. S. shelf registration statement became effective October 23, 2006. These filings provide for the potential offering in Canada and the United States of up to an aggregate of US$150 million of the common shares from time to time in one or more offerings over the next 25 months. The term of such offerings, if any, will be established at the time of such offerings [note 18].

[ii]     On October 21,2005, concurrent with the acquisition of Artesian Therapeutics, Inc.(“Artesian”), the Company closed a private placement of 1,036,098 special warrants at a price of approximately US$7.24 per special warrant for total gross proceeds of $8,903 (US$7.5 million). In connection with the private placement, the Company incurred total legal and professional fees of $141 to December 31,2006, of which $102 was incurred during the year ended December 31,2006. On March 13,2006, pursuant to a registration statement qualifying the sale of the underlying common shares to the shareholders of Artesian, the outstanding special warrants as of December 31, 2005 were converted to 1,036,098 common shares.

The net proceeds of $8,762 from the issuance of special warrants have been allocated to equity in the amount of $8,338 based on the quoted market price and the balance of $424, representing the premium portion, has been recorded as a reduction to the consideration for the acquisition of Artesian.

[iii]    On March 23, 2005, the Company closed a public offering of common shares pursuant to which 8,500,000 common shares were issued at a price of $7.21 (US$6.00) per share, for gross proceeds of $61,285 (US$51,000). In addition, the Company granted the underwriters an over-allotment option to purchase 1,275,000 common shares at the offering price, exercisable during the period ending 30 days from March 18,2005. On March 30,2005, the over-allotment option was exercised in full and the Company issued 1,275,000 common shares at a price of $7.21 (US$6.00) per share for gross proceeds of $9,193. In connection with the public offering, including the exercise of the over-allotment option, the Company paid a cash commission of $4,581 and incurred total legal and professional fees of $1,370.

[c]     Common share purchase warrants

Details of common share purchase warrant transactions for the year ended December 31, 2006 and 2005 are summarized as follows:

	Number of	Weighted
	warrants	average
	outstanding	exercise price
		US$

Balance, December 31, 2004	176,500	4.10
Warrants exercised on a cashless basis	(31,333)	2.42
Balance, December 31, 2005	145,167	4.46
Warrants exercised on a cashless basis	(89,665)	4.07
Balance, December 31, 2006	55,502	5.10

During the year ended December 31, 2006, the Company issued 59,662 common shares for 89,665 warrants exercised on a cashless basis. As at December 31, 2006, common shares issuable upon the exercise of common share purchase warrants are as follows:

	Exercise	Number of
Date of expiry	Price	common shares
	$

February 9, 2007	US2.40	18,012
February 9,2007	US4.80	18,745
February 9,2007	US8.00	18,745
Balance, December 31,2006		55,502

The above common share purchase warrants may be exercised on a cashless basis on a formula described in the warrant agreement.

December 31,2006 (expressed in thousands of Canadian dollars except share and per share amounts and where indicated otherwise)

[d]    Contributed surplus

$

Balance, December 31, 2004	6,196
Stock option expense recognized	5,762
Stock option expense reclassified to share capital amount upon exercise of stock options	(944)
Amounts related to the cashless exercise of warrants	—
Balance, December 31, 2005	11,014
Stock option expense recognized	8,141
Stock option expense reclassified to share capital account upon exercise of stock options	(2,003)
Amounts related to the cashless exercise of warrants	(107)
Balance, December 31, 2006	17,045

[e]    Stock options

In May 2001, the shareholders approved a stock option plan (“2001 Plan”) providing for the granting of options to executive officers and directors, employees, consultants and clinical advisory board members of the Company. The shares available for issuance under the 2001 Plan generally vest over periods up to 5 years with a term of six years. In May 2004, the shareholders approved an amendment to the 2001 Plan to (i) increase the maximum aggregate number of Common Shares issuable under the 2001 Plan from 5,500,000 Common Shares to 6,000,000 Common Shares and (ii) change the period during which optionees may exercise options after ceasing to be an eligible person. In June 2005, the shareholders approved further amendment to the 2001 Plan to (i) decrease the maximum aggregate number of Common Shares issuable under the 2001 Plan from 6,000,000 Common Shares to 5,750,000 Common Shares;(ii) eliminate default vesting schedule applicable if no other vesting schedule is prescribed by the Board of Directors at the time of grant and specify that the Board of Directors may determine such vesting terms at its discretion;and (iii) restrict the maximum number of stock options issuable to insiders to 10% of the issued and outstanding Common Shares of the Company. In June 2006, the shareholders approved further amendment to the 2001 Plan to (i) increase the maximum aggregate number of Common Shares issuable under the 2001 Plan from 5,750,000 Common Shares to 6,650,000 Common Shares;(ii) replenish the maximum aggregate number of Common Shares issuable under the 2001 Plan;and (iii) ratify the conditional grant of 114,902 options to purchase Common Shares.

At December 31, 2006, the Company had 4,913,952 stock options outstanding, of which 2,905,333 are exercisable, at a weighted average exercise price of $7.64 per common share and expiring at various dates from February 4, 2007 to June 11, 2013.

Details of the stock option transactions for the year ended December 31, 2006 are summarized as follows:

	Number of	Weighted
	Stock Options	average
	Outstanding	Exercise price
		$

Balance, December 31, 2004	4,701,909	4.23
Options granted	1,512,209	8.67
Options exercised	(1,167,091)	3.67
Options forfeited	(118,375)	4.93
Options expired	(13,750)	7.24
Balance, December 31, 2005	4,914,902	5.70
Options granted	1,285,342	12.23
Options exercised	(1,236,667)	4.65
Options forfeited	(49,000)	8.93
Options expired	(625)	5.08
Balance, December 31, 2006	4,913,952	7.64

At December 31, 2006, stock options to executive officers and directors, employees, consultants and clinical advisory board members were outstanding as follows:

	Options outstanding			Options exercisable
	December 31, 2006			December 31, 2006
		Weighted
	Number of	average	Weighted	Number of	Weighted
	common	remaining	average	common	average
Range of	shares	contractual	exercise	shares	exercise
exercise price	issuable	life (years)	price	issuable	price
$			$		$

$2.80-$3.68	1,311,601	2.03	3.30	1,231,601	3.30
$5.05-$5.54	332,500	2.70	5.09	332,500	5.09
$6.29-$8.95	1,780,509	3.98	7.73	982,304	7.43
$9.40-$14.59	1,489,342	5.69	11.98	358,928	12.21
	4,913,952	3.89	7.64	2,905,333	6.00

[f]      Stock-based compensation

The estimated fair value of options granted from December 1, 2002 to officers, directors, employees, clinical advisory board members and consultants is amortized over the vesting period. Compensation expense is recorded in research and development expenses and general and administration expenses as follows:

CARDIOME PHARMA CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31,2006 (expressed in thousands of Canadian dollars except share and per share amounts and where indicated otherwise)

10.    SHARE CAPITAL (CONT’D.)

[f]     Stock-based compensation (cont’d.)

	For the years ended December 31
	2006	2005
	$	$

Research and development	4,802	4,364
General and administration	3,356	1,398
Total	8,158	5,762

The weighted average fair value of stock options granted during the years ended December 31,2006 and December 31 2005 was $8.01 and $6.58 per share respectively. The estimated fair value of the stock options granted was determined using the Black-Scholes option pricing model with the following weighted-average assumptions:

	For the years ended December 31
	2006	2005

Assumption
Dividend yield	0%	0%
Expected volatility	69.7%	73.8%
Risk-free interest rate	4.06%	3.50%
Expected average life of the options	5.63 years	6 years

[g]     Loss per common share

	Year ended	Year ended
	December 31,	December 31,
	2006	2005
	$	$

Numerator
Loss for the period	(36,147)	(53,375)

Denominator
Weighted average number of common shares outstanding	52,966,473	49,015,462
Basic and diluted loss per common share	(0.68)	(1.09)

11.    COMMITMENTS

[a]    Operating leases

The Company has entered into a lease agreement for office and laboratory space for a term of 10 years expiring through March 2014, with an option to extend for three additional two-year periods (the “Original Lease Agreement”). The Company has signed an amendment to this agreement for additional office and laboratory space, effective as of May 1, 2005. The term for the additional space is 8 years and 10 months expiring through the same date and carrying the same extension options as in the Original Lease Agreement.

Effective October 21, 2005, the Company assumed a lease commitment for the premises previously occupied by its wholly-owned subsidiary, Artesian Therapeutics, Inc. This lease agreement expires in August 2007. The Company subsequently entered into a sublease agreement with a third party. The term of the sublease commences in December 2005 and expires in August 2007.

Future minimum annual lease payments under the leases are as follows:

$

2007	744
2008	635
2009	703
2010	713
2011	714
Thereafter	1,575
5,084

Rent expense for the year ended December 31, 2006 amounted to $1,004 [2005—$457].

[b]    Clinical research agreements

The Company has entered into various clinical research and development agreements requiring it to fund research and development expenditures of approximately $9.1 million over the next 3 years.

[c]     License agreements

[i]     Pursuant to a license agreement, the Company is responsible for payment of royalties based on a percentage of revenue, subject to certain minimum annual royalties, of the licensed technology. The Company is no longer developing this licensed technology. As at December 31,2006, no royalties were payable. The license agreement may be terminated by the licensor if certain development milestones are not met. Unless otherwise terminated, the agreement expires on the expiry date of the last issued patent relating to certain technology.

December 31,2006 (expressed in thousands of Canadian dollars except share and per share amounts and where indicated otherwise)

[ii]     Pursuant to a service agreement, the Company is not obliged for any further milestone payment or royalty payment for the licensed technology after the final royalty payment was made in March 2006. The Company is no longer developing this licensed technology. The agreement expires on the expiry date of the last patent relating to certain technology.

[iii]    Pursuant to a license agreement, the Company is responsible for the payment of royalties based on a percentage of revenue and subject to certain minimum annual royalties commencing at US$5 and increasing over a five year period to US$100 per annum. The Company also has an obligation to develop and introduce certain licensed products into commercial markets within a certain timeline. During the year ended December 31, 2005, the Company decided to discontinue its efforts to develop this licensed technology. The license agreement may be terminated if either party fails to perform or breaches any of its obligations under the agreement. Furthermore, the Company may terminate the agreement for any reason upon giving 60 days’written notice. Unless otherwise terminated, the agreement expires upon the expiration of the last issued patent relating to certain technology. Subsequent to year end, the Company elected to terminate the license agreement, effective as at May 15, 2007.

[iv]     Pursuant to a license and option agreement, the Company is responsible for milestone payments of up to US$3 million based on the successful completion of the first phase II clinical trial and the U. S. Food and Drug Administration’s (“the FDA’s”) approval of the first new drug application related to this license and option agreement, and the FDA’s approval for marketing and commercialization of the product in a cardiovascular indication. The Company is also responsible for milestone payments of up to US$6 million based on FDA approval for marketing and commercialization of the product in a hyperuricemic (gout) indication of the product and achievement of certain net sales of the product. The Company also has an obligation to pay royalties based on future net sales. During the year ended December 31, 2005, the Company decided to discontinue its efforts to pursue this licensed technology in the cardiovascular and gout indication, respectively. At December 31, 2006, no amounts were payable. Unless otherwise terminated, the license agreement will terminate upon the expiration of the licensor’s obligation to pay royalties under its original license agreement with a third party.

12.   COLLABORATIVE AGREEMENTS

[a]     On October 16, 2003, the Company entered into a collaboration and license agreement with Astellas Pharma US, Inc. (“Astellas”, formerly Astellas Healthcare, Inc.) for the co-development and commercialization of vernakalant as an intravenous formulation for the treatment of atrial fibrillation and atrial flutter. Pursuant to this agreement, effective October 28, 2003, the Company granted Astellas an exclusive license to vernakalant and its related technology to develop, make and sell intravenous drugs in Canada, the United States, and Mexico (“North America”), including a right to sublicense to third parties. The Company retains the rights to the intravenous formulation of vernakalant for markets outside North America and worldwide rights to the oral formulation of vernakalant for chronic atrial fibrillation. Under the terms of the agreement, the Company received an upfront payment of $13.09 million (US$10 million) and will be entitled to milestone payments of up to $71 million (US$54 million) based on achievement of specified development and commercialization milestones, as well as royalties based on future net sales and sublicense revenue. Astellas has also agreed to make further milestone payments with respect to any subsequent drugs developed under the agreement.

Under the terms of the agreement, Astellas is responsible for 75% and the Company is responsible for 25% of eligible costs associated with the development of intravenous formulation of vernakalant. Astellas is also responsible for 100% of the marketing costs for the intravenous application of vernakalant in North America.

In addition, the Company had the right to require Astellas to acquire $5.2 million (US$4 million) of its common shares at a 25% premium to the average closing price of its common shares on the TSX over a 30 calendar day period at any time within the twelve-month period after the Effective Date. The Company exercised its right on September 28, 2004 and completed this transaction with the issuance of 646,712 of its common shares to Astellas at a price of $7.89 per share.

CARDIOME PHARMA CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31,2006 (expressed in thousands of Canadian dollars except share and per share amounts and where indicated otherwise)

12.    COLLABORATIVE AGREEMENTS (CONT’D.)

[a]    (Cont’d.)

This agreement can be terminated entirely, or on a country by country basis, by either party if certain development or commercialization milestones are not met. Unless the agreement is otherwise terminated, the royalty payment period for each country will expire on the later of the expiration of the last valid claim of the patent rights or the date upon which sales by other parties exceed a certain percentage of the market in the country for a certain period of time.

On July 10, 2006, the Company announced amendments to its collaboration and license agreement with Astellas, related to the planned re-submission of the New Drug Application (NDA) for vernakalant (iv), an investigational new drug for acute conversion of atrial fibrillation.

Under terms of the amended agreement, Astellas has agreed to fund 100% of the costs associated with re-submission of the NDA, including engagement of any external consultants. Astellas has also agreed to modify the timing of the US$10 million NDA milestone, which was paid on the date of re-submission. Prior to this amendment, the milestone was conditional on acceptance of the NDA for review.

The initial upfront payment was recorded as licensing revenue on a straight-line basis over the estimated development period. Upon submission of the amended NDA in December 2006, the milestone payment of $11,654 (US $10,000) was recognized as licensing fees.

During the year ended December 31,2006, the Company charged Astellas $3,068 (US$2,658) [2005—$3,180 (US$2,631)] for project management and $3,552 (US$3,115) [2005—$8,246 (US$6,788)] for research and development cost recoveries, which were included in research collaborative fees.

13.   INCOME TAXES

At December 31, 2006, the Company has investment tax credits of $12,699 [2005—$8,458] available to reduce future income taxes otherwise payable. The Company also has loss carryforwards of $102,611 [2005—$71,976] available to offset future taxable income in Canada ($52,826), and the United States ($49,785). The investment tax credits and non-capital losses for income tax purposes expire as follows:

	Investment	Non-capital
	tax credits	losses
	$	$

2007	767	—
2008	417	—
2009	558	—
2010	786	—
2011	954	—
2012	1,202	—
2013	3,849	—
2014	2,560	—
2015	1,155	24,718
2021	—	314
2022	—	6,381
2023	—	10,280
2024	—	17,049
2025	—	11,652
2026	451	32,217
	12,699	102,611

Significant components of the Company’s future tax assets and liabilities are shown below:

	December 31,	December 31,
	2006	2005
	$	$

Future tax assets:
Tax loss carryforwards	36,193	20,648
Research and development deductions and credits	9,040	15,050
Tax values of depreciable assets in excess of accounting values	848	864
Revenue unearned for accounting purposes	957	1,931
Share issue costs	1,320	2,351
Other items	—	—
Total future tax assets	48,358	40,844
Valuation allowance	(48,045)	(40,635)
Total future tax assets	313	209
Future tax liabilities:
Accounting value of technology in excess of tax value	(313)	(498)
Net future tax liabilities	(313)	(289)
Less current portion	—	—
Net tax asset	—	(289)

December 31,2006 (expressed in thousands of Canadian dollars except share and per share amounts and where indicated otherwise)

The reconciliation of income tax computed at statutory tax rates to income tax expense (recovery), using a 34.10% [2005—34.90%] statutory tax rate, is:

	Year ended	Year ended
	December 31,	December 31,
	2006	2005
	$	$

Tax recovery at statutory income tax rates	(12,424)	(21,142)
Change in valuation allowance	7,410	18,345
Valuation allowance change not recorded in the statement of loss and deficit	—	(14,806)
Permanent differences and other	5,254	6,781
Income recognized for tax purposes not for accounting purposes	—	—
Foreign tax rate differences	(232)	7,568
Investment tax credits earned	(297)	(1,803)
Reversal of tax reserve	—	(2,164)
Future income tax recovery	(289)	(7,221)

The Company is subject to assessments by various taxation authorities which may interpret tax legislations and tax filing positions differently from the Company. The Company provides for such differences when it is likely that a taxation authority will not sustain the Company’s filing position and the amount of the tax exposure can be reasonably estimated. As at December 31,2006, no provisions have been made in the financial statements for any estimated tax liability.

14.   RELATED PARTY TRANSACTIONS

The Company has incurred expenses for services provided by related parties as follows:

	Year ended	Year ended
	December 31,	December 31,
	2006	2005
	$	$

Directors for research consulting services	—	—
Law firm in which an officer is a partner for legal services	935	1,240

The amounts charged are recorded at their exchange amounts and are subject to normal trade terms. For the year ended December 31,2006, the Company has incurred legal fees of $935 for services provided by the law firm. Of the total amount of legal fees incurred during the fiscal year of 2006, $48 was in connection with the conversion of special warrants to common shares and $475 was in connection with the public offering completed subsequent to December 31, 2006 [note 18].

Of the total amount of legal fees incurred during the year December 31, 2005, $568 was in connection with the public offering completed in March 2005 and $359 was related to the acquisition of Artesian in October 2005. Included in accounts payable and accrued liabilities at December 31, 2006 is an amount of $61 [2005—$33] owing to the legal firm.

15.   CONTINGENCIES

[a]     The Company may, from time to time, be subject to claims and legal proceedings brought against it in the normal course of business. Such matters are subject to many uncertainties. Management believes that adequate provisions have been made in the accounts where required and the ultimate resolution of such contingencies will not have a material adverse effect on the consolidated financial position of the Company.

[b]     The Company entered into indemnification agreements with all officers and directors. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains appropriate liability insurance that limits the exposure and enables the Company to recover any future amounts paid, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

[c]     The Company has entered into license and research agreements with third parties that include indemnification provisions that are customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions is unlimited. These indemnification provisions may survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

CARDIOME PHARMA CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31,2006 (expressed in thousands of Canadian dollars except share and per share amounts and where indicated otherwise)

15.   CONTINGENCIES (CONT’D.)

[d]     During the year ended December 31,2006, the Company has issued an irrevocable standby letter of credit in the amount of US$1,000 to support trade with one of its suppliers.

Cashable funds totaling US$1,000 included in short-term investments are pledged as collateral for the irrevocable standby letter of credit.

16.   SEGMENTED INFORMATION

The Company operates primarily in one business segment with substantially all of its consolidated assets located in Canada and operations located in Canada, the United States and Barbados. During the year ended December 31,2006, 100% of total revenue is derived from one collaborator in the United States [2005—100% derived from one collaborator in the United States].

17.   COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform with presentation adopted in the current year.

18.   SUBSEQUENT EVENTS

[a]     On January 23, 2007, the Company closed a public offering of 9,200,000 common shares (including 1,200,000 common shares issued pursuant to the exercise of the underwriters’ over-allotment option) at a price of US$10.50 per common share, resulting in gross proceeds of US$96.6 million. In connection with the public offering, the Company is required to pay a cash commission of US$5,796. As at December 31, 2006, the Company incurred total legal and professional fees of $892 relating to this transaction. These financing costs have been deferred and will be applied to offset the proceeds of the offering in share capital.

[b]     Subsequent to year-end, the Company entered into a service agreement with a third party to provide clinical trial management. The estimated commitment under this service agreement is approximately $15.4 million.

CARDIOME PHARMA CORP.
CORPORATE INFORMATION

BOARD OF DIRECTORS

Robert W. Rieder, MBA
Chairman & CEO

Doug G. Janzen
President &
Chief Business Officer

Jackie M. Clegg [2,3,4]
Director

Fred H. Mermelstein, Ph. D. [1,2,4]
Director

Peter W. Roberts, FCA, CPA [1,3,4]
Director

Harold H. Shlevin, MD [1,2,3,4]
Director

Richard M. Glickman,
Director

1 Member of the Nomination Committee
2 Member of the Compensation Committee
3 Member of the Corporate Governance Committee
4 Member of the Audit Committee

OFFICERS AND
CORPORATE
MANAGEMENT

Robert W. Rieder, MBA
Chairman & CEO

Doug G. Janzen
President &
Chief Business Officer

Charles J. Fisher Jr., MD
Chief Medical Officer
& Executive VP, Clinical &
Regulatory Affairs

Donald A. McAfee, Ph. D.
Chief Scientific Officer

Curtis M. Sikorsky, CA
Chief Financial Officer

Karim F. Lalji, S. M.
Senior VP,
Commercial Affairs

Taryn L. B.
Boivin, Ph. D.
VP, Pharmaceutical Sciences
& Manufacturing

Sheila M. Grant, MBA
VP, Product Development

Joseph A. Garcia, LLB
Corporate Secretary

INVESTOR
RELATIONS CONTACT

Peter K. Hofman, MBA
Senior Director,
Investor Relations
Toll-free: 1 800 330 9928
Tel: 604 677 6905
Fax: 604 677 6915
phofman@cardiome. com

TRANSFER AGENT

Pacific Corporate
Trust Company
510 Burrard Street,
3rd Floor
Vancouver, BC
Canada V6C 3B9

AUDITORS

KPMG LLP
777 Dunsmuir Street
PO Box 10426
Vancouver, BC
Canada V7Y 1K3

LISTING

Toronto Stock Exchange
(COM)

NASDAQ National Market
(CRME)

INTERNET

www. cardiome. com

CODE OF BUSINESS
CONDUCT AND ETHICS

The Cardiome Pharma
Corp. Code of Business
Conduct and Ethics can be
found in the investor FAQ
section of our website at
www. cardiome. com

ANNUAL GENERAL
MEETING

Date: June 11, 2007
Location: Vancouver, BC

Certain statements in this Annual Report are “forward-looking statements” of Cardiome within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, which involve known and unknown risks, uncertainties and other factors. When used in this Annual Report, the words “anticipate”, “may”, “contemplate”, “continue”, “should”, “could”, “would”, “plan”, “will”, “budget”, “project”, “predict”, “intend”, “potential”, “target”, “believe”, “estimate” and “expect” and similar expressions identify forward-looking statements. Forward-looking statements include, but are not limited to, all statements with respect to: our vision, business objectives and future business strategies, our 2007 corporate goals, future operating results, future capital and other expenditures, potential growth of our business, the clinical development of our products, obtaining regulatory approvals for our products, the development and commercialization of our products, the effects of our current and future products, the successful integration and commercial viability of acquired intellectual property or other assets and the anticipated size of commercial markets for our current and future products. These statements are predictions only and reflect our current views with respect to future events, results, performance or achievements and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause actual events, results, performance or achievements to differ materially from any future events, results, performance or achievements expressed or implied by such forward-looking statements, including, but not limited to, the risks, uncertainties and factors described in our Annual Report on Form 40-F and other filings with the U. S. Securities and Exchange Commission and the Canadian securities commissions. Should one or more of these risks, uncertainties or factors materialize, or should assumptions underlying those forward-looking statements prove incorrect, actual events, results, performance or achievements may vary materially from future events, results, performance or achievements described in this Annual Report. We do not assume any obligation to update such forward-looking statements for subsequent events nor to explain why actual events, results, performance or achievements differed, except as required by law.

CARDIOME PHARMA CORP.

6190 Agronomy Road, 6th Floor
Vancouver, British Columbia
Canada V6T 1Z3

www.cardiome.com